1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

BRIGHT MINDS BIOSCIENCES INC.

INDEPENDENT CONTRACTOR AGREEMENT

THIS INDEPENDENT CONTRACTOR AGREEMENT (the "Agreement") is dated effective as of September 22, 2022,

BETWEEN:

BRIGHT MINDS BIOSCIENCES INC., a company with its registered address at 19 Vestry St, New York, NY 10013, USA (the "Company")

AND:

Torleif Science ApS, Jan Torleif Pedersen, an individual consulting business with an address at "****"

(the "Contractor")

WHEREAS the Company wishes to engage the Contractor to perform, and the Contractor wishes to perform, certain services described in this Agreement, on the terms and conditions provided herein

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

PART 1
PROVISION OF SERVICES

1.1 Services. The Company agrees to retain the Contractor, and the Contractor agrees to be retained, to perform for the Company those services described in Schedule A (the "Services"). In connection with that:

(a) the Contractor will perform all Services as an independent contractor, and not as an employee, agent, partner, or joint venture;

(b) the Contractor acknowledges and agrees that the Company is part of a group of entities including, as applicable, parent, affiliate and subsidiary companies (collectively, the "Group") and, as such, the Company may request that the Contractor perform the Services for and on behalf of the Group, all of which will be covered by this Agreement and nothing in so doing will entitle the Contractor to any direct or indirect reimbursement or compensation from any other Group member except for the Contractor's compensation by the Company as expressly set out in this Agreement; and

(c) in any relationship with the Company, including pursuant to this Agreement, the Contractor will fully abide by the Protection of Corporate Interests Agreement attached hereto as Schedule B (the "POCI"), which will be entered into by the Contractor concurrently herewith and the restrictions and obligations set out in such POCI form an integral part of the Contractor's restrictions and obligations hereunder, and are hereby incorporated by reference and constitute material terms of this Agreement.

1.2 Registrations. As a condition to any of the Company's obligations to the Contractor under this Agreement, the Contractor will first obtain all Registrations (defined below) prior to performing any Services, and the Contractor will continue to maintain them at all times during its engagement. The Contractor will, both for itself and, if applicable, all of its personnel and employees ("Personnel"), do the following:

(a) register, maintain, and comply with any licenses, registrations, and other approvals required in connection with the performance of the Services by any government or regulator (each, a "Registration");

(b) obtain, maintain, and comply with all necessary work permits, visas, and immigration statues necessary to perform the Services; and

(c) deliver to the Company, as soon as practicable but in any case as the Company requests, proof of the foregoing in good standing.

1.3 Performance and Quality of Service. The Contractor will perform the Services as described in Schedule A, but always in a timely, competent, and professional manner and in accordance with the highest standards and practices commonly expected of qualified and experienced providers of similar services. The Contractor will perform the Services in a manner which is reputable and which brings good repute to the Company, the Company's business interests and the Contractor. In the event that the Company has a reasonable concern that the business as conducted by the Contractor is being conducted in a way contrary to law or is reasonably likely to bring disrepute to the business interests of the Company or the Company's reputation, the Company may require that the Contractor make such alterations in the Contractor's business conduct or structure as the Company may reasonably require, in its sole and absolute discretion. In performing the Services, the Contractor will:

(a) review and comply with any working practices, rules or procedures applicable to independent contractors at any location where the Services are being performed (whether or not at the Company's premises);

(b) act in, and use its best efforts to promote and protect, the interests of the Group in accordance with the general policy and directions of the Company;

(c) comply with the policies of the Group that are disclosed to the Contractor from time to time;

(d) execute such further documents to acknowledge having read, understood, and agreed to be bound by such policies of the Group, as applicable from time to time;

(e) comply with all reasonable instructions given to the Contractor by the Company provided that the Contractor shall not be subject to the direction of the Company as to the manner in which the Services are to be provided;

(f) give to the Company such information regarding the provision of the Services, or obtained by the Contractor in the course of performing the Services, as the Company may reasonably request; and

(g) immediately disclose to the Company any conflict of interest (not only in respect of the Company but also with respect to the Group) that arises in relation to the provision of Services as a result of any present or future appointment, employment or other interest of the Contractor.

1.4 Personnel. If Contractor uses Personnel, the Contractor shall be responsible for all of the acts and omissions of its Personnel, as if the things such Personnel did (or failed to do) were things the Contractor did (or failed to do), and the Contractor will:

(a) make sure all Personnel are trained and competent;

(b) supervise and control all Personnel;

(c) exercise exclusive responsibility for all Personnel;

(d) pay and treat all Personnel in accordance with Contractor's obligations under law; and

(e) make sure that all Personnel comply with the terms of this Agreement.

1.5 No Authority. In the Contractor's capacity as contractor, the Contractor does not have any authority to legally bind the Company or the Group for any reason. To the extent that the Contractor has another role with the Company (such as director), any authority conferred thereunder is separate herefrom, notwithstanding that the POCI applies in all such situations.

1.6 Effort. The Contractor will provide the full benefit of the Contractor's and as applicable, their Personnel's, knowledge, expertise, technical skill and ingenuity in connection with the provision of the Services and is responsible for ensuring that appropriate attention, time, and effort is dedicated to deliver the Services pursuant to this Agreement.

1.7 Equipment and Location. The Contractor will be responsible for supplying all materials, equipment and supplies necessary to perform the Services, including any necessary office or work space, and for determining the location from which the Services are provided. From time to time the Company may provide certain materials, equipment or space, or require the Contractor to attend to a certain location, for its own convenience and in its sole discretion.

1.8 Concurrent Work. Nothing in this Agreement shall prevent the Contractor from undertaking any other business activities during the term of this Agreement, provided that such activity does not cause a breach of this Agreement, including Section 4.1.

1.9 Insurance. During the term of this Agreement, and for a reasonable period of time thereafter, the Contractor will obtain, maintain, and provide proof (upon the Company's request from time to time) commercially adequate policies of insurance covering the performance of Services under this Agreement. If Schedule A sets out any particular insurance requirements, the Contractor will adhere to those.

PART 2
FEES AND EXPENSES

2.1 Fees. In consideration for performing the Services, the Company will pay the Contractor those fees (the "Fees") set out in Schedule A.

2.2 Expenses. The Company will reimburse the Contractor for reasonable and approved expenses arising in connection with the Contractor's performance of the Services. However, the Contractor will obtain the Company's written approval before incurring any expenses. If the Contractor has done so, the Company will reimburse the Contractor in accordance with its normal policies and practices for reasonable out-of-pocket expenses or disbursements actually and necessarily incurred or made by the Contractor in performing the Services, including reasonable accommodation, food, shared transportation, and similar reasonable basic expenses required to provide the Services outside of the region of residence of the Contractor (collectively, "Expenses"). For all Expenses, the Contractor will supply the Company with originals of receipts, invoices or statements. The Contractor will furnish the Company with an itemized account of Expenses in such form or forms as may reasonably be required by the Company, and at such times or intervals as may be required by the Company.

2.3 Set Off. The Company may deduct or set off from any Fees or Expenses due to the Contractor any sums the Contractor may owe to the Company from time to time.

2.4 Taxes. If applicable, the Contractor will advise the Company of the Contractor's sales or service tax number (to be indicated on each invoice) and the Contractor will be responsible for collecting from the Company (and remitting) all applicable excise, sales, goods and services, and use taxes imposed by any federal, provincial, municipal, or other governmental authority (each, an "Applicable Tax") on the Services. The Contractor will be responsible for any error or omission of Applicable Taxes on any invoice and will indemnify and hold harmless the Company for any liability the Company incurs as a result of such error or omission (including penalties and interest). If the Contractor is or becomes exempt from collecting any Applicable Tax from the Company (such as, for example, if the Contractor is a "small supplier" for the purposes of the Excise Tax Act (Canada)), the Contractor will notify the Company and provide evidence of such exemption that is satisfactory to the Company, acting reasonably.

2.5 Withholding and Remittances. The Contractor acknowledges that (a) the Contractor is acting and will act only as an independent contractor, and (b) if the Contractor has Personnel, any and all Personnel are acting and will act only as independent contractors through the Contractor (and, in any event, never as employees or direct contractors of the Company or the Group). The Company will not provide any employee-like benefits or any direct or indirect compensation other than what the Company has expressly stated in this Agreement. The Contractor will be responsible for collecting and remitting payments for employment insurance, workers' compensation insurance, health care insurance, social insurance, and other similar employment and tax related payments and remittances for the Contractor as required by any applicable law and the Contractor will hold the Company fully harmless against any liabilities or penalties incurred upon a failure to do so.

2.6 Payments Subject to Claims or Liens. The Company's obligation to pay any Fees or reimburse any Expenses will be subject to there being no claims or liens asserted relating to the Services for which the Contractor is alleged in any way to be responsible.

PART 3
TERM AND TERMINATION

3.1 Term. The term of this Agreement will be as set out in Schedule A, unless terminated earlier:

(a) "****"

(i) "****"

(ii) "****"

(iii) "****"

(iv) "****"

(b) "****"

(c) "****"

(d) "****"

3.2 Effect of Termination.  "****"

(a) "****"

(b) "****"

(c) "****"

3.3 Survival. All obligations and rights that, by their nature, are intended to survive the termination or expiration of this Agreement will so survive.

PART 4
RESTRICTIVE COVENANTS

4.1 Restrictive Covenants. The Contractor will not, directly or indirectly, without prior written consent from the Company (whether individually, jointly or in conjunction with any person) in any manner (including any individual, firm, association, syndicate, company, corporation, or other business enterprise, as principal agent, shareholder, officer, independent contractor, or in any other manner whatsoever), during the term of this Agreement and for a period of two years thereafter:

(a) Non Compete - carry on, engage in, or be concerned with or interested in any business that is, or has any interest in any business that is, similar to or competitive with the business of discovery and development of novel chemical entities towards approved pharmaceuticals anywhere in the world, provided that, notwithstanding this the Contractor may purchase or hold securities of any company (including any competitive company) in aggregate representing no more than 2% of the votes and equity attached to all issued securities of that company;

(b) Non-Solicitation - solicit or canvass any customers, candidates, clients, or suppliers of the Company or the Group with whom the Contractor has worked during the previous two (2) years in a manner that has the effect of transferring to any other person, or reducing business, relationships, services or other benefits, from the Company or the Group, any customers, candidates, clients, or suppliers; or

(c) No Hire - seek in any way to persuade or entice any person to terminate an employment, advisory or consulting position with the Company or the Group (with whom the Employee has had contact during the previous two (2) year period or hire or retain the services of any such person, provided that nothing in this provision shall prevent the Contractor from directly or indirectly hiring or retaining any person pursuant to general, public job advertisements that are not targeted to the Company or the Group's personnel.

4.2 Reasonableness. The Contractor agrees that:

(a) all restrictions contained in this Part and in the POCI are reasonable and valid in the circumstances and all defences to the strict enforcement thereof by the Company are hereby waived by the Contractor;

(b) in particular, the non-competition restriction without geographic limit is reasonable given the worldwide nature of the Group's business; and

(c) the restrictions contained in this Part or the POCI are each separate and distinct covenants, severable one from the other and if any such covenant or covenants are determined to be invalid or unenforceable, such invalidity or unenforceability will attach only to the covenant or covenants as so determined and all other such covenants will continue in full force and effect.

4.3 No Publicity. The Contractor shall not enter into any publicity or make any announcement with regard to this Agreement without the Company's prior written consent.

PART 5
INJUNCTIVE RELIEF, INDEMNIFICATION AND LIABILITY

5.1 Injunctive Relief. The Contractor agrees that monetary damages for any breach of Part 4 or the POCI would be inadequate for the immediate and irreparable harm that would be suffered by the Company for any such breach, and so, on any application to any applicable court, the Company will be entitled to temporary and permanent injunctive relief against the Contractor without the necessity of proving actual damage to the Company or to the Group, and the Contractor will not raise adequacy of damages as a defence.

5.2 Indemnity by Contractor. The Contractor will defend, indemnify, and hold harmless the Group and their respective directors, officers, employees, representatives, and agents for any claims, actions, losses, expenses, costs, or damages of every nature and kind howsoever arising out of or related to any:

(a) breach of Part 4;

(b) breach of the POCI;

(c) claim by a third party that the Group has infringed any third party intellectual property or other proprietary rights as a consequence of any Services provided by the Contractor or its Personnel;

(d) fraud, gross negligence, or wilful misconduct of the Contractor or its Personnel in connection with this Agreement; or

(e) breach of applicable law by the Contractor or its Personnel.

5.3 Exclusion and Limit of Liability. Except for a contravention of law, or in the case of an indemnity under Section 5.2, in no event will:

(a) either party be liable for any claims made by the other for any special, indirect, incidental, or consequential damages in connection with this Agreement, whether for negligence or breach of contract, including without limitation loss of business opportunities, profits, or revenues, and whether or not the possibility of such damages or loss of opportunities, profits, or revenues has been disclosed in advance or could have been reasonably foreseen; and

(b) the Company's liability for any and all direct damages in connection with this Agreement in aggregate exceed the total Fees actually paid or payable to the Contractor for the Services performed under Part 2.

PART 6
GENERAL TERMS

6.1 Force Majeure. For the purposes of this Agreement, "Force Majeure" means an event or circumstance beyond the reasonable control of a party that prevents or delays that party's ability to perform its obligations under this Agreement, including Acts of God, strikes and labour disputes, fires, floods, earthquakes, power or telecommunication failure or interruption, war, riots, Internet slow-downs or failures, insurrection or civil disturbances and personal incapacity including illness or death, but excludes a lack of money, credit or financing. In all cases, despite anything else in this Agreement, if Force Majeure delays or prevents a party from wholly or partly performing its obligations under this Agreement, it will be relieved of those obligations to the extent, and for the period, that it is affected by such Force Majeure, provided that it: (a) notifies the other party as soon as practicable, and (b) uses commercially reasonable efforts to mitigate the Force Majeure. For greater certainty, nothing in this Section prevents the Company from terminating this Agreement in accordance with Sections 3.1(a)(iii) and 3.1(a)(iv).

6.2 Precedence. The provisions of the POCI are in addition to, and are not intended to replace or conflict with (a) any other privacy, protection of personal information, non-disclosure, or confidentiality agreements in writing between the parties and relevant to the Services or the subject matter of this Agreement, (b) any common law duties of confidentiality or privacy that may be owed by one party to another, or (c) this Agreement. To the extent of any conflict or inconsistency between the terms of such provisions with any such other agreement or common law obligations, or any other terms of this Agreement, the provisions that are the most protective of the Company's proprietary interests will prevail in order to resolve the same.

6.3 Entire Agreement. This Agreement, including all Schedules and the POCI, forms the entire agreement between the parties and supersedes and fully replaces every previous agreement, communication, expectation, negotiation, representation, or understanding, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter of this Agreement. Neither party has relied on any representation, warranty, covenant, obligation or statement that is not expressly set out in this Agreement.

6.4 Waivers and Amendments. This Agreement may be amended, modified, superseded, cancelled, renewed or extended only by a written agreement between the parties. Failure or delay by either party to enforce compliance with any term or condition of this Agreement will not constitute a waiver of such term or condition.

6.5 Governing Law and Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia. All claims, issues, disputes and controversies arising in connection with or out of this Agreement will be adjudicated in the courts of the Province of British Columbia, which will have exclusive jurisdiction with respect to all matters arising hereunder.

6.6 Notice. Every notice, request, demand, or direction (each, for the purposes of this section, a "notice") to be given pursuant to this Agreement by either party to another will be in writing and will be delivered or sent by registered or certified mail, postage prepaid and mailed in any government post office, or other similar form of written communication, and in each case, to the address as follows or to another address as notified hereunder from time to time:

to the Company:	to the Contractor:

BRIGHT MINDS BIOSCIENCES INC.	Torleif Science ApS
19 Vestry St, New York, NY 10013, USA

Attention: Ian McDonald	Attention: Jan Torleif Pedersen

Email: Ian@brightmindsbio.com	Email: jan@brightmindsbio.com

Telephone: 647 407 2515	Telephone: (45) 26 78 84 46

Any notice delivered in accordance with this Section will be deemed to have been given and received on the day it is so delivered at such address, provided that such day is not a Business Day. If notice is so delivered on a day that is not a Business Day, then the notice will be deemed to have been given and received on the next Business Day. In this Agreement, "Business Day" means any day that is not a Saturday, Sunday or civic or statutory holiday in the Province of British Columbia.

6.7 Subcontracting and Assignment. The Contractor will not, without the Company's prior written consent (in its sole discretion), subcontract or otherwise assign, in whole or in part, any or all of the Contractor's rights or obligations under this Agreement. The Company may assign this Agreement without the Contractor's consent. Any purported transfer or assignment without such consent will be null and void. This Agreement will enure to the benefit of and be binding upon the parties hereto, their respective successors, heirs, representatives, administrators and permitted assigns.

6.8 Severability. If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect. The parties hereto agree to negotiate in good faith to agree to a substitute provision, which will be as close as possible to the intention of any invalid or unenforceable provision as may be valid or enforceable.

6.9 Interpretation. In this Agreement: (a) "Section" means a section, subsection, paragraph, or sub-paragraph of this Agreement and "Part" means a captioned part of this Agreement; (b) headings are included in this Agreement for convenience of reference only and do not form part of this Agreement; and (c) the word "including" is not meant to be limiting (whether or not used with phrases such as "without limitation" or "but not limited to") and the word "or" is not meant to imply an exclusive relationship between the matters being connected.

6.10 Independent Legal Advice. Each party acknowledges having fully read and understood this Agreement, and having either received independent legal advice, or having had the opportunity to receive independent legal advice, with respect to this Agreement. Each party is signing this Agreement voluntarily, without coercion or compulsion, and without relying upon any representations, promises or terms, except as expressly set out in this Agreement.

6.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, and all of which together will constitute one and the same instrument. The counterparts of this Agreement may be executed, scanned and transmitted electronically and electronic signatures shall be deemed original signatures for the purposes of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement with effect as of the day and year first above-written.

BRIGHT MINDS BIOSCIENCES INC.

Per:	"Ian McDonald"
Authorized Signatory
Name: Ian McDonald
Title: CEO

Torleif Science ApS, Jan Torleif Pedersen

"Jan Torleif Pedersen"	September 22, 2022
Signature of Contractor	Date of Signature

Name : Jan Torleif Pedersen, Title: Owner Torleif
Science ApS, CSO Bright Minds Biosciences

SCHEDULE A
SERVICES

A1. Services (Scope of Work). The Services will generally consist of acting as Chief Science Officer for the Company, which involves development of scientific strategy, and leading and managing daily research business at Bright Minds Biosciences. The Services will also include such other services and duties as may be reasonably requested by the Company from time to time.

A2. Reporting. The Contractor will report to the following person at the Company: Ian McDonald.

A3. Insurance. Without limiting Contractor's obligation to have commercially reasonable insurance, the insurance Contractor carries will meet additional terms as requested by the Company from time to time.

A4. Location and Equipment. The Contractor will provide the Services from the Contractor's city of residence and is responsible for providing (at its own expense) such facilities, systems, communication devices, hardware, software, tools, materials and other equipment necessary to perform the Services. To the extent that the Company may temporarily provide equipment or facilities for the Contractor's use in performing the Services, the Contractor will use them for the Services only, the Contractor will keep them in good condition (reasonable wear and tear excepted), and the Contractor will return them to the Company upon its request, and in any event, upon termination of this Agreement. The Company shall assist the Contractor in obtaining a visa for such travel.

A5. Term. "****"

A6. Fees. The Contractor will provide the Services and be compensated "****"

A7. Vacation. The Contractor may take up to two-week vacation at a time, provided such time is previously approved by the Company and at a time when the Services are not required by the Company. The Contractor shall have a total of twenty-two days' vacation per year, in addition to statutory holidays in Canada, unless otherwise expressly agreed by the Company.

A8. Payment and Invoices. The Contractor will invoice the Company on the first day of each calendar month for the fees incurred in respect of that month and shall deliver such invoice to the attention of Bright Minds Biosciences Inc. or as otherwise directed by the Company. All invoices will include a report on the Services performed together with an accounting of the time since the last invoice the Contractor spent providing the Services. The Company will pay all invoices within thirty (30) calendar days of receipt of an undisputed invoice.

SCHEDULE B
PROTECTION OF CORPORATE INTERESTS AGREEMENT

[See Attached]

BRIGHT MINDS BIOSCIENCES INC. (THE "COMPANY")

PROTECTION OF CORPORATE INTERESTS AGREEMENT

As a fundamental term and condition of my direct or indirect engagement with the Company, its affiliates, including any parent or subsidiary companies, or any other companies under common control of or with the Company (collectively, including the Company, the "Group"), and in consideration of my access to and receipt of information, intellectual property and resources of the Group as well as the agreement of the Company to provide compensation as set out in the agreement defining my relationship (including, if I am engaged through a corporate contractor, the direct and indirect benefit I will receive from such contractual relationship), all acknowledged by me to be good and sufficient, I agree with the Company as follows:

1. Effectiveness. This Agreement is effective as of the date set out below (the "Effective Date"), but applies to all Confidential Information and Inventions (each as defined below) as and from the earliest date that I performed services for the Company or any other entities of the Group, whether as contractor, consultant, officer, advisor, employee, director or otherwise, or whether directly myself or indirectly contracted through a third party (the "engagement").

2. Confidential Information. In this Agreement, "Confidential Information" includes any data, proprietary information, trade secrets, know-how, inventions, chemical compounds, chemical formulations, research and development, techniques, materials, training, products, technology, computer programs, prototypes, specifications, drawings, schematics, sketches, patent applications, patent application drawings, manuals, software, test results, technical data, tools, systems, methods of use, processes, programs, marketing plans, sales plans, product plans, business plans, strategies, business partners and relationships, business operations and methods, financial information, products, services, customer data (including requirements), formulas, designs, engineering or other information disclosed or submitted to me, or made available for access by me, by or on behalf of any of the Group concerning the business of one or more of the Group, in each case (i) whether direct or indirect, (ii) regardless of the means or media of disclosure or access, (iii) whether it is in writing or made available orally, visually, aurally, electronically whatever form, and (iv) whether disclosed prior to, contemporaneously with or after the Effective Date. I agree with the Company's intent to define Confidential Information as broadly as possible within the permissible context of applicable law.

(a) Inclusions. During my engagement, one or more of the Group (or other parties on their behalf) will provide me with, and I will have access to, Confidential Information, which has been created and developed by the Group at substantial expense. Without limiting anything else in this Section 2, I agree that Confidential Information includes all information made available to me by or on behalf of the Group that (i) is not available or known to the general public, (ii) by its nature or the nature of its disclosure, would reasonably be determined to be confidential or proprietary, or to have value in being kept confidential, (iii) is Third Party Information (as defined below), or (iv) is marked or indicated as proprietary or confidential.

(b) Disclosure or Misuse of Confidential Information. I will not, at any time (during my engagement and thereafter), directly or indirectly disclose or make accessible to any person, or make any use of, any Confidential Information, except as expressly authorized by the Company in writing or as strictly required by my engagement. I will protect the Confidential Information using at least the same standard I treat my most sensitive information, but in any event never less than a reasonable degree of care (which includes my adherence to any policies about Confidential Information made available to me by the Group from time to time). I will take all steps necessary to safeguard Confidential Information from unauthorized disclosure as set out in this Agreement, and I will not, directly or indirectly (i) copy or use any Confidential Information except as strictly necessary to make any disclosure permitted by this Agreement or to carry out the duties of my engagement, (ii) develop, manufacture, produce or distribute any physical, intangible or electronic product or other technology derived from, or that uses, Confidential Information, other than for the Group's benefit, or (iii) disclose Confidential Information except strictly to authorized Company directors, officers, consultants, representatives or personnel, and only where necessary in connection with my duties of engagement. Unless express written consent is given by the Group, I shall not decompile, disassemble, or reverse engineer by any means whatsoever, or alter, modify, enhance, or create derivative works of the Confidential Information.

(c) Restricted Information. I will not improperly use or disclose any proprietary information of any former or concurrent employer (or other person to whom I have an obligation of confidentiality) in my engagement, and I will not bring onto any Group entity premises any unpublished or proprietary documents or information of such person unless consented to in writing by the Company and that person.

(d) Third Party Information. I understand that the Group has received, and will receive, from third parties confidential information subject to a duty of confidentiality by the Group (collectively, "Third Party Information"). At all times (during my engagement and thereafter) I will hold such Third Party Information in strictest confidence and will not disclose it to anyone other than Group personnel who need to know it in connection with their work for the Group, nor will I use it except where necessary in connection with my duties of engagement.

(e) Required Disclosures. If I become subject to legally-binding requirements to disclose Confidential Information to a court, regulator, or other authority having jurisdiction over me (including by requests for information or documents, subpoenas, civil investigative demand or other similar process), I will only disclose strictly what I am required to disclose in order to comply with that requirement, but only after I, (i) unless prohibited by such applicable law, give the Company written notice as soon as possible so that it may contest the requirement or seek protections, and (ii) cooperate in good faith with the Company in its efforts to do so.

(f) Exceptions. My obligations under Section 2 do not apply to information that (i) is or becomes generally known in the industry or to the general public rightfully without restrictions of confidentiality, (ii) I rightfully had in my possession prior to my engagement or my access to the Confidential Information, or (iii) I acquire from a third party who has the right to disclose it to me without an obligation of confidentiality after my engagement.

3. Inventions. I agree with the Company's intent that the Company will own all right, title and interest in and to all Inventions (as defined below). As such, I hereby represent, warrant and covenant as follows:

(a) Definitions. In this Agreement, (i) "Inventions" means and includes any and all inventions, original works of authorship, developments, concepts, improvements, designs, social media posts, logos, discoveries, ideas, trademarks, work product, Confidential Information, data, and all tangible and intangible materials, in each case whether or not patentable or registrable under copyright or other intellectual property laws anywhere in the world, and (ii) "Work Product" means Inventions that I (solely or jointly with others) conceive of, develop, create, improve, acquire, reduce to practice or otherwise make, refine or bring into existence, or cause any of the foregoing to be done (collectively, "Develop"), whether or not during regular working hours and whether or not I was specifically instructed to do so, that (A) in any way relate to the present or proposed programs, services, products or business of the Group or to tasks assigned to me in relation to my engagement; or (B) I, in any way, used any Group entity's property, products, processes, software or other resources, including any Confidential Information or personnel.

(b) Assignment of Work Product. I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company (or its designee), and hereby assign to the Company (or its designee), all of my right, title, and interest (including all intellectual property rights) in and to all Work Product. To the extent I may, by operation of law or otherwise, acquire any right, title or interest (including any intellectual property right) in or to any Work Product, I hereby irrevocably assign to the Company (or its designee) all such rights, titles and interests (and by so acquiring any such right, title or interest, I will be deemed to have so assigned such rights, titles and interests by this written instrument). Furthermore, I waive for the benefit of the Group and any of their successors in interest any and all of my moral rights in and to all Work Product. To the extent the laws of the United States of America apply to any copyrightable work, the Work Product are "works made for hire" and are owned by the Company.

(c) No Obligations to Third Parties. Except otherwise in accordance with the terms of this Agreement, I am not under any obligation to assign any of my rights, title, or interest in or to any Inventions or Work Products to any third parties, or to waive my moral rights in such Inventions or Work Products in favour of any third parties. For certainty, I hereby confirm that I am not affiliated with, a student of, employed by, or otherwise owe any obligations to any government entity, academic institution, for-profit entity, or not-for-profit entity, and that my ability to assign all of my rights, title, and interest in and to any Inventions or Work Products is unencumbered or subject to any prevailing obligation to a third party.

(d) Further Acts. During and after my engagement, upon the request of any Group entity, I will promptly execute and deliver to such Group entity all such assignments, certificates, and instruments as so requested, and will promptly perform such other acts, as the Group entity may from time to time in its discretion deem necessary or desirable to evidence, establish, maintain, perfect, enforce or defend the Company's (or its designees') rights in Confidential Information or Work Product, provided that if the request requires that I undertake any travel or incur any costs in connection with performing such obligations after I am no longer engaged by any Group entity, the Company or the relevant Group entity will reimburse me for my actual, reasonable, and documented costs incurred in connection therewith.

(e) Third Party or Prior Inventions. I agree not to introduce into any Work Product or any of the Group's products, processes, machines, software or services (or otherwise use in connection with the duties of my engagement) any Inventions or proprietary or intellectual property rights in which I have any interest whatsoever (collectively, including any of the same that were made by me prior to or outside of my engagement, referred to as my "Prior Inventions"), or in which any third parties have any rights, titles or interests (collectively, "Third Party Inventions"), without first obtaining the written consent of the Company in accordance with the Group's policies as disclosed to me from time to time. If I do incorporate any Prior Invention, I hereby irrevocably grant (and by such action will be deemed to have granted, by this written instrument) a nonexclusive, sublicensable, royalty-free, irrevocable, perpetual, worldwide license to the Company and each of the Group to make, modify, use, and sell (or have made, modified, used or sold) such Prior Invention as part of or in connection with its or their business as may exist from time to time. If I do incorporate any Third Party Invention, I will first provide the Company with the relevant third party license thereto for its review and approval, at all times in accordance with the development policies of the Group.

(f) Maintenance of Records. I will keep and maintain adequate and current written records of all Inventions that are Developed by me during the term of my engagement (regardless of whether I believe them to be Work Product). The records will be in the form of notes, sketches, drawings, and/or any other format that may be specified by the Group's policies from time to time, and I will make them available to, and they will be the sole property of, the Company (or its designee) in accordance with this Section 3 as the Company's Confidential Information.

(g) Registrations. I will at all times during and after my engagement assist the Group (or their respective designees), at their expense, in every proper way to secure all rights in the Work Product and any copyrights, patents, mask work rights, or other intellectual property rights relating thereto in any and all countries, including (i) the disclosure to the Company of all pertinent information and data with respect thereto, and (ii) the execution of all applications, specifications, oaths, assignments, and all other instruments that the Group deem necessary to apply for and obtain such rights and to assign and convey to the Company (or its designee), its successors, assigns, and nominees, the sole and exclusive rights, title, and interests (including all such rights) in and to such Inventions. I agree that it is my obligation to execute or cause to be executed, when it is in my power to do so, any such instrument or papers after the termination of this Agreement. If a Group entity is unable because of my mental or physical incapacity, or for any other reason, to secure my signature, then I hereby irrevocably and unconditionally designate and appoint the Company (or its successors in interest) and their duly authorized officers and agents as my agent and attorney in fact, to act for and on my behalf and in my stead to execute and file any such applications, and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by me. This appointment is coupled with an interest in the Confidential Information and the Inventions and will survive my death or disability.

(h) Acknowledgements. I acknowledge that the decision whether or not to commercialize or market any Work Product to which I made any contribution whatsoever is within the Company's sole discretion and for the Group's sole benefit, and that no royalty or remuneration will be due to me as a result of any efforts to commercialize or market them. If my access, possession, use or creation of Confidential Information or Work Product gives rise to a business opportunity for the commercial exploitation thereof, any such exploitation by me (or my assisting any third party in so exploiting the same) other than for the sole benefit of the Group is strictly prohibited.

4. Injunctive Relief. Any breach or threatened breach of these covenants will cause irreparable injury to the Company and other members of the Group for which money damages would be difficult or impossible to calculate, and the Company and other members of the Group would not have an adequate remedy at law for such breach or threatened breach. Accordingly, temporary injunctive relief is an appropriate remedy against any such breach or threatened breach, without bond or security; provided that nothing herein will be construed as limiting any other legal or equitable remedies that the Company or, as intended third party beneficiaries, any Group entity, might have.

5. Returning Group Documents. On the Company's request at any time but in any event on the effective date that my engagement by the Company terminates, I will promptly deliver to the Company (and will not keep in my possession, recreate, recover or deliver to anyone else) any and all Confidential Information of the Group, or other documents or property, or reproductions of any of the aforementioned items developed by me pursuant to my engagement or otherwise belonging to the Group, including any Work Product (whether work-in-progress or complete) of any nature, including all copies thereof further including records maintained pursuant to Section 3(f). If any materials reside electronically on non-removable media that is not itself returned to the Company or is otherwise not capable of return, I will deliver an electronic copy thereof to the Company, but in any event I will delete and destroy all electronic copies and will not thereafter directly or indirectly permit or perform any recovery or restoration thereof, through forensics, archives, undeletion or otherwise, without the Company's prior written approval.

6. Successors; Third Party Beneficiary. Any successor to the Company or any Group entity (as intended third party beneficiaries), whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation, or otherwise, of all or substantially all of its or their business and/or assets, will assume the rights and remedies afforded to the Company or such Group entity under this Agreement, and their rights and my obligations under this Agreement will apply to such successors in the same manner and to the same extent as in the absence of a succession. For all purposes under this Agreement, (a) the term "Group" includes any successors to the Group's business and/or assets, and (b) each of the Group (and their successors) will be deemed a third party beneficiary of this Agreement and entitled to enforce this Agreement (and seek any remedy hereunder) to the extent relating to its business, Confidential Information or Inventions. To the extent that the foregoing is not sufficient to avail any Group member of any legal or equitable right, benefit or remedy hereunder, the Company irrevocably agrees that it holds the benefits and rights of such Group member as trustee and agent for and on behalf of the same, and acknowledges the direct right of the same to enforce the same, and will reasonably assist any Group member in enforcing such rights on its behalf.

7. No Assignment by Me. Without the written consent of the Company, I will not assign or transfer this Agreement or any right or obligation under this Agreement to any other person. For greater certainty, if I become engaged by any of the Group entities other than the Company, the terms of this Agreement will continue to govern, with such changes being made as necessary for such new Group entity employer or contractor.

8. Notice. The parties agree that all notices under this Agreement will be given in writing and will be served upon the person to whom the notice is addressed in the same manner as notices under my employment, contractor, advisor or engagement agreement. I will promptly notify the Company if I become aware of any violation of this Agreement by me or any other person, and will give the Company all reasonable assistance in connection therewith.

9. Severability. If a provision or term of this Agreement is determined to be invalid or unenforceable under any applicable law, this Agreement will be considered divisible and will become and be immediately amended to the extent necessary to be valid and enforceable. This Agreement, as so amended, will be valid and binding as though the invalid or unenforceable provision never had been included.

10. Integration. This Agreement and my engagement agreement represent the entire agreement and understanding between myself and the Group as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral. Notwithstanding this, I acknowledge and agree that this Agreement is in addition to, and is not intended to replace or conflict with, any similar obligations that may exist between any of the Group and me with respect to Inventions or Confidential Information, including (a) other privacy, protection of personal information, non-disclosure, or confidentiality agreements in writing between the parties and relevant to my engagement or the subject matter thereof, or (b) statutory, civil, equitable, fiduciary or common law duties of confidentiality or privacy that may be owed by me to the Group, or remedies that the Group may have against me ("Concurrent Obligations"). If there is any necessary conflict or inconsistency between the Concurrent Obligations, my engagement agreement and this Agreement, the provisions that are the most protective of the Group's rights, titles and interests in and to Inventions or Confidential Information of the Group will prevail in order to resolve the same. Nothing in this Agreement will be construed as defining my duration of engagement, or limiting in any way the right of the Company or me to terminate my engagement pursuant to the terms of my engagement agreement.

11. Interpretation. Headings are included in this Agreement for convenience of reference only and do not form part of this Agreement. Except as the context requires, the word "including" is not meant to be limiting (whether or not used with phrases such as "without limitation" or "but not limited to") and the word "or" is not meant to imply an exclusive relationship between the matters being connected. A reference to a "person" includes unless the context requires otherwise means any person or entity, including any individual, person, organization, firm, corporation, partnership or business.

12. Survival. The provisions of this Agreement will survive the termination of my engagement for any reason, whether voluntary or involuntary, as well as the assignment of this Agreement or my engagement agreement by the Company to any successor in interest or other assignee. The provisions of this Agreement will continue to apply to me notwithstanding any change in my engagement, whether fundamental or not and whether incremental or not.

13. Amendments. No amendment of this Agreement will be binding unless in writing and signed by the party against whom enforcement of any such amendment is sought. Employee manuals, policies, or similar items issued from time to time by the Group do not form part hereof or modify the terms of this Agreement, and are included for clarification only.

14. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia, and the federal laws of Canada applicable therein, without reference to choice of law rules.

15. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be an original, and all of which together will constitute one and the same instrument.

[Signature page follows]

IN WITNESS OF WHICH, I have executed this Agreement, intending to be legally bound by it with the Company, as of the date below:

AGREED TO this  22   day of  September , 2022.

JAN TORLEIF PEDERSEN

"Jan Torleif Pedersen"
Signature

(Please also read and initial next to each statement below)
X

I have read and fully understood this Agreement and its terms, I am fully aware of my rights and obligations under this Agreement, and I have been given the right to consult with independent counsel before signing this Agreement.

X

I have been given good and valuable consideration, including my engagement by the Company, and (to the extent that I have signed this after my engagement with the Company has already begun) such other additional benefits or advantages conferred upon me in connection with my signing this Agreement, including at least the Company's agreement to pay me CDN$1.

ACCEPTED AND AGREED:

BRIGHT MINDS BIOSCIENCES INC.

By:	"Ian McDonald"
Authorized Signatory
Name: Ian McDonald
Title: CEO